June 1, 2020

Edward M. Kelly

Senior Counsel

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

                            Re:        ClearOne, Inc.

                                          Registration Statement on Form S-3

                                          Filed May 7, 2020

                                          File No. 333-238085

Dear Mr. Kelly:

On behalf of ClearOne, Inc. (the “Company”), and in connection with the Company’s registration statement on Form S-3 filed on May 7, 2020 (the “Registration Statement”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 21, 2020 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Company’s response thereto. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Registration Statement.

Registration Statement on Form S-3 filed May 7, 2020

General

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please include appropriate risk factor disclosure related to your exclusive forum provision.
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Response:	We acknowledge that the forum selection provisions in the Company’s certificate of incorporation do not apply to claims under the Securities Act or the Exchange Act. The Company has amended the Registration Statement to include the risk factor set forth below, and will include this risk factor in the Company’s next quarterly report on Form 10-Q and in subsequent periodic reports in the future:

“Our certification of incorporation designates the Court of Chancery in the State of Delaware as the sole and exclusive forum for certain actions or proceedings that may be initiated by our stockholders, which could discourage claims or limit shareholders’ ability to make a claim against the Company, our directors, officers, and employees.

Our certificate of incorporation states that unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

These exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act. The exclusive forum provision may discourage claims or limit stockholders’ ability to submit claims in a judicial forum that they find favorable and may create additional costs as a result. If a court were to determine the exclusive forum provision to be inapplicable and unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could have a negative impact on our results of operations.”

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 713-238-1817.

Very truly yours,
Michael Dunn, Esq.

Cc:	Zeynep Hakimoglu
Narsi Narayanan

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